Exhibit 99.1

NYXOAH SA

(Euronext Brussels: NYXH)

Rue Edouard Belin 12, 1435 Mont-Saint-Guibert, Belgium

(hereinafter the “Company”)

Invitation to attend the annual and the extraordinary shareholders’ meetings of the Company to be held on June 11, 2025

The board of directors of the Company is pleased to invite its securities holders to attend the annual shareholders' meeting of the Company, to be held on Wednesday, June 11, 2025 at 2:00 p.m. CET at the Company's seat, or at such other place as will be indicated prior to such time. The annual shareholders’ meeting will be followed immediately by an extraordinary shareholders’ meeting.

The Company will also set up a video conference to allow holders of securities of the Company who have duly registered for the annual and the extraordinary shareholders’ meetings to follow the meetings remotely and ask questions, as the case may be in writing, during the meetings. The modalities to attend the meetings via video conference will be communicated to the relevant securities holders in due time. The videoconference will not qualify as an electronic communication tool to attend and vote at the shareholders’ meetings as referred to in Article 7:137 of the Belgian Code of Companies and Associations (the “CCA”), but will be an extra facility for securities holders to follow the shareholders’ meetings. Holders of securities wishing to attend the meetings via video conference and also validly vote on the items on the agendas, are invited to exercise their voting rights prior to the shareholders’ meetings by following the rules set out in this convening notice, either by voting remotely by mail, or by giving a proxy to a representative of the Company.

In order to facilitate the keeping of the attendance list on the day of the annual and the extraordinary shareholders' meetings, the holders of securities issued by the Company and their representatives are invited to register as from 1:30 p.m. CET.

Agenda of the annual shareholders’ meeting

1.	Acknowledgement and discussion of:

a.	the statutory annual accounts for the financial year ended on December 31, 2024;

b.	the consolidated financial statements for the financial year ended on December 31, 2024;

c.	the annual report of the board of directors on the statutory annual accounts for the financial year ended on December 31, 2024;

d.	the annual report of the board of directors on the consolidated financial statements for the financial year ended on December 31, 2024;

e.	the statutory auditor's report on the statutory annual accounts for the financial year ended on December 31, 2024; and

f.	the statutory auditor's report on the consolidated financial statements for the financial year ended on December 31, 2024.

2.	Approval of the statutory annual accounts for the financial year ended on December 31, 2024 and the proposed allocation of the result

Proposed decision: The shareholders’ meeting decides to approve the annual accounts for the financial year ended on December 31, 2024 and the allocation of the result as proposed by the board of directors.

3.	Discharge of directors

Proposed decision: The shareholders’ meeting decides to grant discharge to each of the directors who was in office during the financial year ended on December 31, 2024 for the performance of their mandate during that financial year.

4.	Discharge of the statutory auditor

Proposed decision: The shareholders’ meeting decides to grant discharge to the statutory auditor who was in office during the financial year ended on December 31, 2024 for the performance of his mandate during that financial year.

5.	Acknowledgement and approval of the remuneration report

Proposed decision: The shareholders’ meeting decides to approve the remuneration report.

6.	Acknowledgement and approval of the amended remuneration policy to allow for the extension of the contractually agreed notice period (or corresponding payments in lieu of notice) or severance payment with members of executive management and to make certain other changes

Upon the recommendation of the remuneration committee, the board of directors proposes to amend (among others) section 4.6 of the remuneration policy of the Company (i) to allow for contractually agreed notice periods (or corresponding payments in lieu of notice) or severance payments for members of executive management of up to twelve months, and (ii) subject to the specific and individual approval by the Company’s shareholders’ meeting and compliance with any other applicable requirements and procedures imposed by the CCA in this respect, to allow for notice periods (or corresponding payments in lieu of notice) or severance payments for members of executive management of more than twelve months and/or notice periods (or corresponding payments in lieu of notice) or severance payments that are triggered by a change of control over the Company.

Proposed decision: The shareholders’ meeting decides to approve the amended remuneration policy as proposed by the board of directors.

7.	Authorization of the Board, in accordance with Article 7:92 and Article 7:151 of the CCA, to enter into an addendum to the agreements entered into with Mr. Olivier Taelman, CEO of the Company, to provide for a severance payment amounting to 18 months’ remuneration in case of termination of the agreements without cause within three (3) months of a change of control

Effective September 1, 2021, the Company entered into a service agreement with Mr. Olivier Taelman, CEO of the Company. Effective August 19, 2024, Nyxoah Inc., a wholly-owned subsidiary of the Company, entered into an agreement with Mr. Olivier Taelman for the employment of Mr. Olivier Taelman by Nyxoah Inc. (together with the service agreement, the “CEO Agreements”). The Board proposes to enter into an addendum to the CEO Agreements to provide for a severance payment amounting to 18 months’ remuneration in case of termination of the CEO Agreements by the Company, respectively Nyxoah Inc. without cause within three (3) months of a change of control over the Company (the “CEO Addendum”). In accordance with Article 7:92 of the CCA, an agreement with an executive director or another person in charge as referred to in Article 3:6, § 3, third paragraph of the CCA which provides for a severance payment exceeding 12 months' remuneration is always concluded under the condition precedent of approval by the shareholders’ meeting. Article 7:151 of the CCA provides that only the shareholders’ meeting of a listed company can grant third parties rights that have a significant impact on the assets of the company or that give rise to a liability of the company when the exercise of those rights depends on the launching of a takeover bid on the shares of the company or a change of control over the company.

Proposed decision: The shareholders’ meeting authorizes and approves, insofar as required and applicable, the entry into of the CEO Addendum to provide for a severance payment amounting to 18 months’ remuneration in case of termination of the CEO Agreements by the Company, respectively Nyxoah Inc. without cause within three (3) months of a change of control over the Company.

8.	Approval, in accordance with Article 7:92 of the CCA, of the agreement entered into with Mr. John Landry, CFO of the Company that provides for a severance payment amounting to 18 months’ remuneration in case of termination of the agreement without cause within three (3) months of a change of control

Effective November 4, 2024, Nyxoah Inc., a wholly-owned subsidiary of the Company, entered into an agreement with Mr. John Landry, pursuant to which he will act as Chief Financial Officer of the Company and its subsidiaries (the “CFO Agreement”). The CFO Agreement provides for a severance payment amounting to 18 months’ remuneration in case of termination of the CFO Agreement by Nyxoah Inc. without cause within three (3) months of a direct or indirect change of control over Nyxoah Inc. In accordance with Article 7:92 of the CCA, an agreement with an executive director or another person in charge as referred to in Article 3:6, § 3, third paragraph of the CCA which provides for a severance payment exceeding 12 months' remuneration is always concluded under the condition precedent of approval by the shareholders’ meeting.

Proposed decision: The shareholders’ meeting takes note of, approves and ratifies, insofar as required and applicable, the entry into the CFO Agreement, including the provision that provides for a severance payment amounting to 18 months’ remuneration in case of termination of the CFO Agreement by Nyxoah Inc. without cause within three (3) months of a direct or indirect change of control over Nyxoah Inc.

9.	Reappointment of Robelga SRL (permanently represented by Robert Taub) as director

Proposed decision: The shareholders’ meeting decides to reappoint Robelga SRL, permanently represented by Robert Taub, as director of the Company until the annual shareholders’ meeting to be held in 2026. The mandate of Robelga SRL will be remunerated as provided for the non-executive members of the board of directors in the Company’s remuneration policy as adopted by the shareholders’ meeting and, as concerns the cash remuneration, as decided by the annual shareholders’ meeting of June 8, 2022.

10.	Reappointment of Jürgen Hambrecht as independent director

Proposed decision: The shareholders’ meeting decides to reappoint Jürgen Hambrecht as an independent director of the Company within the meaning of Article 7:87 of the CCA and provision 3.5 of the 2020 Belgian Corporate Governance Code, until the annual shareholders’ meeting to be held in 2026. The mandate of Jürgen Hambrecht will be remunerated as provided for the non-executive members of the board of directors in the Company’s remuneration policy as adopted by the shareholders’ meeting and, as concerns the cash remuneration, as decided by the annual shareholders’ meeting of June 8, 2022.

11.	Reappointment of Kevin Rakin as independent director

Proposed decision: The shareholders’ meeting decides to reappoint Kevin Rakin as an independent director of the Company within the meaning of Article 7:87 of the CCA and provision 3.5 of the 2020 Belgian Corporate Governance Code, until the annual shareholders’ meeting to be held in 2026. The mandate of Kevin Rakin will be remunerated as provided for the non-executive members of the board of directors in the Company’s remuneration policy as adopted by the shareholders’ meeting and, as concerns the cash remuneration, as decided by the annual shareholders’ meeting of June 8, 2022.

12.	Reappointment of Rita Johnson-Mills as independent director

Proposed decision: The shareholders’ meeting decides to reappoint Rita Johnson-Mills as an independent director of the Company within the meaning of Article 7:87 of the CCA and provision 3.5 of the 2020 Belgian Corporate Governance Code, until the annual shareholders’ meeting to be held in 2026. The mandate of Rita Johnson-Mills will be remunerated as provided for the non-executive members of the board of directors in the Company’s remuneration policy as adopted by the shareholders’ meeting and, as concerns the cash remuneration, as decided by the annual shareholders’ meeting of June 8, 2022.

13.	Reappointment of Virginia Kirby as independent director

Proposed decision: The shareholders’ meeting decides to reappoint Virginia Kirby as an independent director of the Company within the meaning of Article 7:87 of the CCA and provision 3.5 of the 2020 Belgian Corporate Governance Code, until the annual shareholders’ meeting to be held in 2026. The mandate of Virginia Kirby will be remunerated as provided for the non-executive members of the board of directors in the Company’s remuneration policy as adopted by the shareholders’ meeting and, as concerns the cash remuneration, as decided by the annual shareholders’ meeting of June 8, 2022.

14.	Reappointment of Wildman Ventures LLC (permanently represented by Daniel Wildman) as independent director

Proposed decision: The shareholders’ meeting decides to reappoint Wildman Ventures LLC, permanently represented by Daniel Wildman, as an independent director of the Company within the meaning of Article 7:87 of the CCA and provision 3.5 of the 2020 Belgian Corporate Governance Code, until the annual shareholders’ meeting to be held in 2026. The mandate of Wildman Ventures LLC will be remunerated as provided for the non-executive members of the board of directors in the Company’s remuneration policy as adopted by the shareholders’ meeting and, as concerns the cash remuneration, as decided by the annual shareholders’ meeting of June 8, 2022.

15.	Reappointment of Pierre Gianello as director

Proposed decision: The shareholders’ meeting decides to reappoint Pierre Gianello as director of the Company until the annual shareholders’ meeting to be held in 2026. The mandate of Pierre Gianello will be remunerated as provided for the non-executive members of the board of directors in the Company’s remuneration policy as adopted by the shareholders’ meeting and, as concerns the cash remuneration, as decided by the annual shareholders’ meeting of June 8, 2022.

16.	Reappointment of Olivier Taelman as director

Proposed decision: The shareholders’ meeting decides to reappoint Olivier Taelman as director of the Company until the annual shareholders’ meeting to be held in 2026. The mandate of Olivier Taelman as director will not be remunerated.

17.	Approval of the statutory auditor's remuneration for the financial year ended on December 31, 2024

Proposed decision: The shareholders’ meeting decides to approve the remuneration of the statutory auditor for the financial year ended on December 31, 2024 as follows: (i) EUR 485,782 (excl. VAT) for the audit of the statutory annual accounts and the consolidated financial statements for the financial year ended on December 31, 2024, and (ii) EUR 228,750 (excl. VAT) for other audit assignments, tax consultancy assignments and other assignments beyond the audit services by the statutory auditor.

18.	Re-appointment of Ernst et Young Réviseurs d'Entreprises SRL, with as permanent representative Mr. Thomas Meurice, as statutory auditor, upon proposal of the board of directors of the Company based on the proposal received from the Audit Committee, and decision on the remuneration for the exercise of the mandate as statutory auditor

Proposed decision: The shareholders’ meeting decides to re-appoint Ernst et Young Réviseurs d'Entreprises SRL (RLE 0446.334.711), with statutory seat at Kouterveldstraat 7b bus 1, 1831 Diegem, Belgium, permanently represented by Mr. Thomas Meurice, as statutory auditor of the Company with immediate effect for a three year period, until the closing of the annual shareholders’ meeting to be held in 2028 resolving on the annual accounts of the financial year ended on December 31, 2027. The compensation for the mandate of the auditor (including the audit services for the Company’s subsidiaries) will amount to maximum EUR 650,000 per year (excl. VAT and expenses).

Agenda of the extraordinary shareholders’ meeting

1.	Adding paragraphs at the end of article 13 of the articles of association of the Company to introduce the right to nominate directors for shareholders having held at least five percent (5%) of the outstanding shares of the Company in registered form continuously for a period of at least three (3) years

Proposed decision: The shareholders’ meeting decides to add the following paragraphs at the end of article 13 of the articles of association of the Company:

“Article 13      COMPOSITION OF THE BOARD OF DIRECTORS

(…)

Any shareholder, or group of affiliated shareholders acting in concert, that has held (or will have held at the date of the relevant appointment) at least five percent (5%) of the outstanding shares of the company in registered form continuously for a period of at least three (3) years calculated as per the date of the relevant director appointment (each such shareholder or group of shareholders referred to as a “Stable Shareholder”) shall have the right that at the annual shareholders’ meeting one (1) director (a “Stable Shareholder Director”) is appointed on its binding nomination. In case there are more than two (2) Stable Shareholders, only the two (2) largest Stable Shareholders shall have a binding nomination right.

The binding nomination right of the relevant Stable Shareholder shall also apply in case the mandate of the relevant Stable Shareholder Director becomes vacant. In such case the Stable Shareholder shall be entitled to request the board of directors to appoint, within fifteen (15) calendar days following the date on which the relevant Stable Shareholder has exercised this binding nomination right, a replacement Stable Shareholder Director on a provisional basis until the next shareholders’ meeting.

The binding nomination shall be submitted in writing by the relevant Stable Shareholder to the board of directors, together with any information that might be necessary or useful in view of the appointment of the Stable Shareholder Director, at least seventy-five (75) calendar days prior to the annual shareholders’ meeting which shall be asked to decide on the appointment of the director (or, in case of co-optation by the board of directors, within thirty (30) calendar days following the date on which the mandate of the relevant Stable Shareholder Director has become vacant). The board of directors may at its discretion waive this deadline.

Provided that the Stable Shareholder that made the relevant nomination still qualifies as a Stable Shareholder on the date of the annual shareholders’ meeting (or board meeting in case of co-optation) deciding on the relevant appointment, the nomination made by the relevant Stable Shareholder shall be binding and complied with when the annual shareholders’ meeting decides (or, in case of co-optation, the remaining directors decide) on the relevant appointment for which the relevant Stable Shareholder has exercised its binding nomination right in accordance with this article 13. In deviation hereof, the annual shareholders’ meeting (or the remaining directors in case of co-optation) shall not be obliged to comply with the relevant binding nomination if the proposed director appointment pursuant to the relevant binding nomination would result in the composition of the board of directors no longer meeting any mandatory minimum requirements imposed by article 7:86 or any other applicable article of the Code of Companies and Associations.”

2.	Power of attorney to the notary

Proposed decision: The shareholders’ meeting decides to grant the acting notary, and any other notary of “Berquin Notarissen”, all powers to draw up and sign a restated version of the articles of association of the Company and to file them in the appropriate data base in accordance with applicable law.

Admission formalities and participation in the shareholders’ meetings

In order to attend the shareholders’ meetings on June 11, 2025, the holders of shares and subscription rights are requested to comply with articles 26 and 27 of the Company’s articles of association and the following formalities.

If the attendance quorum required pursuant to Article 7:153 of the Belgian Code of Companies and Associations is not met at the extraordinary shareholders’ meeting of June 11, 2025, a second extraordinary shareholders’ meeting will be convened on Wednesday, July 2, 2025 at 2:00 p.m. CET, to deliberate and resolve on the agenda items of the extraordinary shareholders’ meeting regardless of the share capital present or represented by the shareholders.

The holders of subscription rights issued by the Company can, in accordance with Article 7:135 of the Belgian Code of Companies and Associations only attend the shareholders’ meetings with a consultative vote.

In order to be able to participate in the annual and the extraordinary shareholders' meetings, a holder of securities issued by the Company must satisfy two conditions: (a) be registered as holder of such securities on the registration date and (b) notify the Company, as described below.

Registration date

The registration date is May 28, 2025 at midnight (Belgian time). Only persons registered as securities holders on that date and time will be entitled to attend and (if they are shareholders) vote at the meetings. The number of securities held by the securities holder on the day of the meetings will not be taken into account.

–	Holders of registered shares or subscription rights must be registered in the Company's share register or subscription rights register, as the case may be, by midnight (Belgian time) on May 28, 2025.

–	Holders of dematerialized shares must deliver, or have delivered, to the Company, at the latest on June 5, 2025 at midnight (Belgian time), a certificate issued by the authorized account holder or by the settlement institution certifying the number of dematerialized shares registered in the name of the shareholder in its accounts on the registration date, for which the shareholder has declared his intention to participate in the meetings. This certificate must be sent to the Company by e-mail to shareholders@nyxoah.com.

Intention to participate in the meetings

The securities holders must inform the board of directors of the Company by e-mail to shareholders@nyxoah.com no later than June 5, 2025, of their intention to participate in the meetings, indicate the number of securities for which they intend to vote, and, for holders of dematerialized shares, present proof of their registration as a shareholder on the registration date.

In order to attend the meetings, securities holders and proxy holders must prove their identity and representatives of legal entities must submit documents establishing their identity and their power of representation, at the latest immediately before the start of the meetings.

Voting by proxy or by mail

Shareholders can exercise their voting rights prior to the meetings either (i) by voting by mail or (ii) by giving a proxy to a representative of the Company.

If shareholders vote by proxy, the proxy holder will be a representative of the Company. This proxy holder may only exercise the voting right in accordance with the voting instructions contained in the proxy.

The proxy voting form and the form for voting by mail approved by the Company must be used for this purpose. These forms can be downloaded from the Company’s website (https://investors.nyxoah.com/shareholder-information > Shareholders' Meetings).

If shareholders vote by proxy or by mail, they must, in addition to the above formalities, send by e-mail to shareholders@nyxoah.com a duly completed and signed proxy voting form or form for voting by mail. These documents must reach the Company no later than June 5, 2025.

Note that the proxy voting forms and the forms for voting by mail may be signed by using an electronic signature as provided for in Article 7:143 § 2 of the Belgian Code of Companies and Associations.

Participation in the virtual shareholders’ meetings

Securities holders wishing to participate remotely, virtually and in real time, to the Company's annual and extraordinary shareholders’ meetings are required to confirm their participation and communicate their e-mail address to the Company by June 5, 2025 at the latest by e-mail to shareholders@nyxoah.com.

A few days before the shareholders’ meetings, securities holders who have completed this formality will receive by e-mail (at the address they will have communicated to the Company) a link, and as the case may be a user name and a password, enabling them to follow and participate in the shareholders’ meetings via their computer, tablet or smartphone.

Just before the start of the shareholders’ meetings, the securities holders will have to click on the link that will have been previously communicated to them by e-mail, and as the case may be enter their user name and password, in order to join the virtual shareholders’ meetings.

Securities holders attending the virtual shareholders’ meetings will have the opportunity to view the live broadcast of the meetings in real time and to ask questions to the directors, as the case may be in writing, during the meetings regarding the items on the agenda.

New agenda items, proposed decisions and right to ask questions

Shareholders holding at least 3% of the capital who wish to request the inclusion of new items on the agenda or to submit proposals for decision must, in addition to the above formalities, establish on the date of their request proof of ownership of the required participation in the capital and send the text of the agenda items and the proposed decisions by e-mail to shareholders@nyxoah.com no later than May 20, 2025. The request must also mention the e-mail address to which the Company will send the confirmation of receipt of the request.

The case being, the revised agenda will be published no later than May 27, 2025.

Shareholders who wish to do so may send any questions they may have to the Company, relating solely to the agendas of the annual and the extraordinary shareholders’ meetings, by e-mail to shareholders@nyxoah.com, no later than June 5, 2025. The answers to these questions will be provided during the annual and the extraordinary shareholders’ meetings in accordance with applicable law.

Documentation

All documents concerning the annual and the extraordinary shareholders’ meetings that are required by law to be made available, as well as the total number of shares and voting rights outstanding, are available on the Company's website on: https://investors.nyxoah.com/shareholder-information. The documents are also available at the seat of the Company and can only be consulted by appointment made by e-mail (shareholders@nyxoah.com). Shareholders may also obtain a hard copy of these documents free of charge by sending an e-mail to shareholders@nyxoah.com.

The aforementioned formalities, as well as the instructions on the Company's website and on the proxy voting forms and forms for voting by mail must be strictly observed.

Various

Quorum: There is no particular quorum requirement for the deliberation and voting of the decisions proposed in the agenda of the annual shareholders' meeting.

In accordance with Article 7:153 of the Belgian Code of Companies and Associations, at least 50% of the share capital must be present or represented for the deliberation and voting on the decisions proposed in item 2 of the agenda of the extraordinary shareholders’ meeting.

Voting: Each share entitles the holder to one vote.

Majority: In accordance with applicable law, the decisions proposed in the agenda of the annual shareholders’ meeting and the decisions proposed in the agenda of the extraordinary shareholders’ meeting, other than agenda item 1, will be adopted if they are approved by a simple majority of the votes validly cast by the shareholders present or represented at the relevant shareholders’ meeting. In accordance with Article 7:153 of the Belgian Code of Companies and Associations, the decisions proposed in item 1 of the agenda of the extraordinary shareholders’ meeting will be adopted if they are approved by 75% of the votes validly cast by the shareholders present or represented whereby blank votes and abstentions are not taken into account.

Personal data: The Company is responsible for the processing of personal data that it receives or collects from holders of securities issued by the Company and agents in connection with the Company’s shareholders’ meetings.

The processing of such data will be carried out for the purpose of organizing and holding the relevant shareholders' meeting, including convening, registration, attendance and voting, as well as maintaining lists or registers of securities holders and for purposes of analysis of the Company’s securities holders’ base.

The data includes, but is not limited to, the following: identification data, the number and nature of a holder's securities issued by the Company, proxies and voting instructions. This information may also be transferred to third parties for the purpose of assisting or servicing the Company in connection with the foregoing.

The processing of such data will be carried out, mutatis mutandis, in accordance with the Company's privacy notice available on the Company's website: https://www.nyxoah.com/privacy-notice-nyxoah.

The Company draws the attention of holders of securities issued by the Company and agents to the description of the rights they may have as data subjects, such as, inter alia, the right of inspection, the right to rectify and the right to object to processing, which are set out in the section entitled “What rights can you exercise?” of the aforementioned privacy notice.

All this is without prejudice to the applicable rules on registration, use of information and participation in shareholders’ meetings in order to exercise your rights as a data subject. For any other information relating to the processing of personal data by or on behalf of the Company, the Company can be contacted by e-mail at privacy@nyxoah.com.

The board of directors